AB 3/15

07004534

SEC MAIL PROCESSING RECEIVED FEB 28 2007 SECTION 213

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 41674

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.J. De La Rosa & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11900 W. Olympic Blvd. Suite 500
(No. and Street)

Los Angeles (City) California (State) 90064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin E. Stern (310) 207-1975
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
E. J. De La Rosa & Co., Inc.:

We have audited the accompanying statements of financial condition of E. J. De La Rosa & Co., Inc. (a California S Corporation) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. J. De La Rosa & Co., Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 14, 2007

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

E. J. De La Rosa & Co., Inc.
Statements of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 2,056,690
Accounts receivable	575,114
Marketable securities, at market	9,237
Municipal bonds owned, at market	45,915,074
Receivable from related party	164,910
Property, equipment and leasehold improvements, net	1,183,610
Prepaid expenses	246,978
Prepaid income taxes	3,306
Secured demand notes	3,054,372
Total assets	$ 53,209,291

Liabilities and Stockholders' Equity

Liabilities

Accounts payable	$ 1,465,308
Payable to clearing organization	42,632,270
Accrued wages	2,488,153
Profit sharing contribution payable	651,057
Payroll taxes payable	38,304
Subordinated liabilities	4,054,372
Long-term note payable	25,912
Total liabilities	51,355,376
Stockholders' equity	
Common stock, no par value; authorized 150,000 shares; 37,783 issued and outstanding	320,560
Contributed capital	50,000
Retained earnings	1,483,355
Total stockholders' equity	1,853,915
Total liabilities and stockholders' equity	$ 53,209,291

The accompanying notes are an integral part of these financial statements.

E. J. De La Rosa & Co., Inc.
Statement of Income
For the Year Ended December 31, 2006

Revenue	
Underwriting income	$ 11,041,395
Remarketing	1,860,296
Interest and dividends	659,580
Loss on abandonment of leasehold improvement	(105,622)
Unrealized gains (losses)	(1,317)
Other income	65,374
Total revenue	13,519,706
Expense	
Employee compensation and benefits	7,064,694
Underwriting fees	811,433
Communications	113,319
Occupancy	267,740
Interest	1,508,057
Taxes, other than income	279,597
Other operating expenses	2,431,695
Total expense	12,476,535
Income before provision for income taxes	1,043,171
Total income tax provision	22,046
Net income (loss)	$ 1,021,125

The accompanying notes are an integral part of these financial statements.

E. J. De La Rosa & Co., Inc.
Statements of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock	Contributed Capital	Retained Earnings	Total
Balance at December 31, 2005	$ 301,774	$ 50,000	$ 1,691,237	$ 2,043,011
Issuance of stock	18,786	–	–	18,786
Distributions	–	–	(1,229,007)	(1,229,007)
Net income (loss)	–	–	1,021,125	1,021,125
Balance at December 31, 2006	$ 320,560	$ 50,000	$ 1,483,355	$ 1,853,915

The accompanying notes are an integral part of these financial statements

E. J. De La Rosa & Co., Inc.
Statements of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2006

	Subordinated Debt
Balance at December 31, 2005	$ 2,900,376
Additions	2,209,350
(Reductions)	(1,055,354)
Balance at December 31, 2006	$ 4,054,372

The accompanying notes are an integral part of these financial statements

E. J. De La Rosa & Co., Inc.
Statements of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ 1,021,125
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 145,532	
Valuation of marketable securities to market	1,317	
(Gain) loss on abandonment of leasehold improvements	105,622	
(Increase) decrease in:		
Accounts receivable	62,762	
Municipal bonds, at market value	(27,526,911)	
Prepaid expenses	(136,851)	
Prepaid income taxes	(2,568)	
(Decrease) increase in:		
Accounts payable	667,497	
Income taxes payable	(10,582)	
Accrued wages	1,417,978	
Due to clearing firm	25,661,511	
Profit sharing plan payable	155,196	
Payroll taxes payable	25,740	
Total adjustments		566,243
Net cash and cash equivalents provided by (used in) operating activities		1,587,368
Cash flows from investing activities:		
Purchase of property, equipment, and leaseholds		(1,077,786)
Net cash and cash equivalents provided by (used in) investing activities		(1,077,786)
Cash flows from financing activities:		
Loan made to related party	(125,000)	
Proceeds from the issuance of subordinated demand note	1,000,000	
Payment of long term note payable	(6,369)	
Distributions	(1,229,007)	
Proceeds from issuance of capital stock	18,786	
Net cash and cash equivalents provided by (used in) financing activities		(341,590)
Net increase (decrease) in cash and cash equivalents		167,992
Cash and cash equivalents at beginning of year		1,888,698
Cash and cash equivalents at end of year		$ 2,056,690

The accompanying notes are an integral part of these financial statements

E. J. De La Rosa & Co., Inc.
Statements of Cash Flows
For the Year Ended December 31, 2006

Supplemental disclosure of cash flow information:

Cash paid during the period for:

Interest	$1,143,746
Income taxes	$ 21,600

Noncash financing activities:

During the year ended December 31, 2006 the Company extended, issued and retired several subordinated liabilities. These subordinated liabilities are collateralized by secured demand notes. (See Note 7).

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

E. J. De La Rosa & Co., Inc. (the "Company") was incorporated in the State of California on June 2, 1989. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). In September 1990, the Company commenced securities transactions emphasizing municipal bond placements, also offering consulting services to local government predominantly in California. The Company has two locations in California.

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Municipal bonds owned are valued at market value and bonds not readily marketable are valued at fair value as determined by management.

Marketing costs are expensed as incurred. For the year ended December 31, 2006 the Company charged $113,320 to other operating expenses for marketing costs.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, equipment and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property, equipment and leasehold improvements are depreciated over their estimated useful lives ranging from five (5) to thirty-nine years (39) years by the straight-line method.

The Company, with the consent of its stockholders, has elected to be a sub-chapter S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

The State of California conforms to Federal S Corporation provisions with certain modifications. Those modifications include only partial recognition of S Corporations as pass-through entities as California imposes a tax at the corporate level. The tax imposed is the greater of a minimum Franchise fee of $800 or a 1.5% tax on net income.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: MARKETABLE SECURITIES, AT MARKET VALUE

The marketable securities, at market value consist of corporate stocks. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. At December 31, 2006 the stocks are recorded at their fair market value of $9,237. The accounting for the mark-to-market on the proprietary trading is included in income as net unrealized losses of $1,317.

Note 3: MUNICIPAL BONDS OWNED, AT MARKET VALUE

Municipal bonds owned, at market value consist of municipal bonds in which the Company has taken positions. These positions are often short-term, and obtained by credit from the clearing organization. At December 31, 2006 the Company had municipal bond positions of $45,915,074.

Note 4: PAYABLE TO CLEARING ORGANIZATION

As discussed in the Municipal Bonds Owned, At Market Value (Note 3), the Company acquired its municipal bond positions using credit extended from the clearing organization. At December 31, 2006 the credit balance payable to clearing organization was $42,632,270. Since this liability is collateralized by the municipal bond positions, it is not included in aggregate indebtedness for purpose of SEC Rule 15c3-1(c)(1).

Note 5: PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Property, equipment and leasehold improvements are stated at cost and summarized by major classifications as follows:

Property, equipment and leasehold improvements excluding assets under capital lease

		Depreciable Life Years
Automobiles	$ 44,717	5
Computer software	174,779	3
Furniture & fixture	279,505	7
Office equipment	400,153	7
Leasehold improvements	757,407	39
	1,656,561	
Less accumulated depreciation	(500,027)	
Property, equipment & leasehold improvements excluding assets under capital lease, net	1,156,534	

Property, equipment and leasehold improvements including assets under capital lease

Automobile	38,680	5
Less accumulated depreciation	(11,604)	
Property, equipment & leasehold improvements including assets under capital lease, net	27,076	
Property, equipment and leasehold improvements, net	$ 1,183,610	

Depreciation expense for the year ended December 31, 2006 was $145,532.

Note 6: SECURED DEMAND NOTES

The secured demand notes of $3,054,372 and $1,000,000 of cash deposit at December 31, 2006 are collateral for the subordinated liabilities (see Note 7). The secured demand notes are primarily collateralized with municipal bonds whose fair market value is in excess of the value of the notes. The stockholders own the municipal bonds, and intend to hold them to maturity as long as the subordinated liabilities exist.

Note 7: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at December 31, 2006 are listed below.

Liabilities subordinated to secured demand note collateral agreement:	
Interest at 10% due June 30, 2009	$ 680,000
Interest at 10% due December 30, 2008	680,000
Interest at 10% due December 30, 2007	226,000
Interest at 10% due December 30, 2008	226,000
Interest at 10% due June 1, 2007	215,350
Interest at 10% due December 30, 2008	213,350
Interest at 10% due June 1, 2007	107,000
Interest at 10% due June 1, 2009	107,000
Interest at 10% due December 30, 2007	93,115
Interest at 10% due December 30, 2008	93,115
Interest at 10% due June 1, 2007	74,146
Interest at 10% due June 1, 2008	74,146
Interest at 10% due June 1, 2007	50,000
Interest at 10% due June 1, 2009	50,000
Interest at 10% due December 30, 2007	50,000
Interest at 10% due December 30, 2008	50,000
Interest at 10% due December 30, 2007	32,575
Interest at 10% due December 30, 2008	32,575
	3,054,372
Liabilities subordinated to cash collateral agreement:	
Interest at 12% due June 30, 2009	331,200
Interest at 12% due June 30, 2009	244,800
Interest at 12% due June 30, 2009	212,000
Interest at 12% due June 30, 2009	212,000
	1,000,000
Liabilities subordinated to cash and secured demand note collateral agreement:	$ 4,054,372

Note 7: SUBORDINATED LIABILITIES (Continued)

On June 1, 2006 a subordinated note matured for $74,146. On December 30, 2006 four subordinated notes matured for $226,000, $93,115, $50,000 and $32,575. With NASD approval, all of these subordinated notes were extended for an additional year.

On February 14, 2006 a subordinated note matured for $160,004 and was retired. On the same date, a subordinated note matured for $680,000 and was replaced with a new note which matures on June 1, 2007.

The Company issued two new subordinated notes for $107,000 each, which mature on June 1, 2007 and June 1, 2009 respectively. The Company also issued two subordinated notes for $50,000 each, which also mature in June 1, 2007 and June 1, 2009.

Interest expense for the year ended December 31, 2006 was $364,311 from these subordinated loans.

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid.

The secured demand notes at December 31, 2006 of $3,054,372 are collateralized by cash and municipal bonds valued, net of haircuts, at $3,455,364. The collateral securing the demand notes is as follows:

Description	Fair Market Value	Value Net of Haircuts
At December 31, 2006		
Cash and marketable securities	$ 3,669,052	$3,455,364

Note 8: RECEIVABLE FROM RELATED PARTY

The receivable from related party is an advance to an entity that shares common ownership with the Company. These advances are unsecured, non-interest bearing and due on demand.

Note 9: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Subchapter S Corporation tax status, therefore no federal income tax provision is provided. The State of California recognizes Subchapter S Corporations for state tax purposes. However, the state imposes a 1.5 % tax on the net income and a minimum Franchise Tax of $800, whichever is greater. For the year ended December 31, 2006 the state income tax provision totaled $22,046.

Note 10: LONG-TERM NOTE PAYABLE

Long-term note payable consists of an automobile loan payable. The payable is collateralized by an automobile with a net book value of $27,076. (See Note 5).

Total interest expense on this loan was $7,287 for the year ended December 31, 2006.

Future minimum principal payments on this loan are as follows:

Year ending December 31,	Amount
2007	$ 8,134
2008	10,376
2009	7,402
2010 & thereafter	–
	$ 25,912

Note 11: PROFIT SHARING, 401(K) AND CASH BALANCE PENSION PLAN

The Company's profit sharing plan covers all eligible employees of the Company. The plan was effective on May 1, 1990 and was amended on April 15, 2004 to include a 401(k) plan. All contributions to the plan are made at the discretion of the Company. Total contributions made for the year ended December 31, 2006 were $378,520.

On May 1, 2002, the Company initiated a cash balance pension plan which requires the company to make minimum pension contributions for the officers and the employees. This plan requires the Company to contribute at least $231,000 plus, 3% of compensation less the first 3 % of the allocated profit sharing contribution, to its officers, and the greater of $100 or, 3% of compensation less the first 3% of the allocated profit sharing contribution, to its employees. Total contributions for the year ended December 31 2006 were $272,537.

Note 12: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into an operating lease agreement and a sublease agreement, for two office spaces in Los Angeles under a noncancellable lease which commenced in September 1, 2006 and expires on August 31, 2013. The Company also entered into an operating lease agreement for an office space in San Francisco under a noncancellable lease which commenced in November 4, 2006 and expires on January 31, 2014.

The future minimum lease expenses are:

December 31,	
2007	$ 368,542
2008	381,914
2009	395,644
2010	409,766
2011	424,285
2012 & thereafter	793,807
	$ 2,773,958

Total rent expense for the year ended December 31, 2006 was $267,740.

The Company entered into sublease agreements on office space that it was leasing in both Los Angeles and San Francisco. The sublease of space in Los Angeles ended in August of 2006. The San Francisco sublease commenced on October 4, 2006 and will expire on February 29, 2008. The rental income from both subleases for the year ending December 31, 2006 was $28,559.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2006, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and post-retirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $2,170,168, which exceeded the minimum net capital requirement of $311,248 by $1,858,920; the Company's ratio of aggregate indebtedness ($4,668,734) to net capital was 2.15 to 1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

E. J. De La Rosa & Co., Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended December 31, 2006

Computation of net capital			
Stockholders' equity			
Common stock		$ 320,560	
Contributed capital		50,000	
Retained earnings		1,483,355	
	Total stockholders' equity		$ 1,853,915
Add:	Additions to capital		
	Subordinated liabilities	4,054,372	
	Total allowable subordinated liabilities		4,054,372
	Total stockholder's equity and allowable subordinated liabilities		5,908,287
Less:	Non-allowable assets		
	Accounts receivable	(278,688)	
	Property and equipment, net	(1,183,610)	
	Prepaid expenses	(246,978)	
	Prepaid income taxes	(3,306)	
	Receivable, other	(164,910)	
	Total non-allowable assets		(1,877,492)
	Net capital before haircuts on securities		4,030,795
Less:	Haircuts & undue concentration		
	Haircuts on securities	(1,363,252)	
	Haircuts on money markets	(30,405)	
	Undue concentration	(466,970)	
	Total haircuts on securities and undue concentration		(1,860,627)
	Net Capital		2,170,168
Computation of net capital requirements			
Minimum net capital requirements			
	6 2/3 percent of net aggregate indebtedness	$ 311,248	
	Minimum dollar net capital required	100,000	
	Net capital required (greater of above)		(311,248)
Excess net capital			$ 1,858,920
	Ratio of aggregate indebtedness to net capital	2.15:1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 reports dated December 31, 2006.

See independent auditor's report.

E. J. De La Rosa & Co., Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
For the Year Ended December 31, 2006

A computation of reserve requirements is not applicable to E. J. De La Rosa & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

E. J. De La Rosa & Co., Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
For the Year Ended December 31, 2006

Information relating to possession or control requirements is not applicable to E. J. De La Rosa & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

E. J. De La Rosa & Co., Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
E. J. De La Rosa & Co., Inc.:

In planning and performing our audit of the financial statements of E. J. De La Rosa & Co., Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 14, 2007

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